

January 27, 2012

Via E-mail
Jeffry O. Rosenthal
Chief Executive Officer
Hibbett Sports, Inc.
451 Industrial Lane
Birmingham, Alabama 35211

Re: **Hibbett Sports, Inc.**
Form 10-K for Fiscal Year Ended January 29, 2011
Filed March 29, 2011
File No. 0-20969

Dear Mr. Rosenthal:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 29, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 21

Fiscal 2011 Compared to Fiscal 2010, pages 21-22

1. Please provide a more robust discussion of your operating results by providing insights/reasons of the drivers behind the significant change in major income statement line items and any impacts on your earning trends. Your discussion should also quantify the impacts to the extent they are material and necessary to an understanding of your businesses as a whole. For example, we note your disclosure that "[d]istribution expense as a percentage of net sales decreased 19 basis points … Store occupancy expense as a

percentage of net sales decreased 67 basis points …The largest decrease was rent expense as a percentage of net sales as we continue to experience rent savings through lease renegotiations and from co-tenancy violations by our landlords, offset somewhat by a decrease in construction allowances used to offset rent expense." Refer to Item 303 of Regulation S-K.

Item 8. Consolidated Financial Statements

Consolidated Statements of Operations, page 33

2. We note you record "store pre-opening costs" and "store closing costs" within the line item "store operating, selling and administrative expenses" based on your disclosure on page 39. Please tell us the amounts of store pre-opening costs and store closing costs, and present them separately from selling and administrative expenses on the face of the consolidated statements of operations. Refer to Rule 5-03.4 of Regulation S-X.

Consolidated Statements of Cash Flows, page 34

3. Please separately present the non-cash charges/writedown related to inventory shrinkage or obsolescence as adjustments from net income to net cash provided by operating activities on the face of the cash flow statements.

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation and Summary of Significant Accounting Policies, page 36

Vendor Arrangements, page 36

4. We note your disclosure of consideration from vendors through a variety of other programs, including markdown reimbursements, vendor compliance charges and defective merchandise and return-to-vendor credits. We note your disclosure of the nature and the accounting policy with respect to markdown reimbursement; however, we cannot locate further disclosure of the nature and the accounting policies with respect to other vendor arrangements as disclosed. Please tell us and disclose the nature and the accounting for these arrangements and support your accounting with relevant accounting literature. Please also tell us and consider disclosing these reimbursed amounts in future filings.

Inventories and Valuation, page 38

5. Tell us and disclose the method by which amounts are removed from inventory such as weighted average cost, FIFO, LIFO etc. Refer to Rule 5-02.6 (b) of Regulation S-X.

Deferred Rent, page 38

6. We note your disclosure of landlord allowance comprising amounts received and/or promised by landlords and may be received in the form of cash or free rent. We note you record a receivable from the landlord and a deferred rent liability when the allowances are earned and that the deferred rent is amortized into income through lower rent expense over the lease term and the receivable amount is reduced as you receive the amounts from landlord. In order for us to better understand your disclosure, explain to us and clarify in the footnote the earning process for the allowances. It appears your disclosure implied the earning process was complete upfront while the deferred rent amortization suggested it to be over the lease term on a straight line basis.

Revenue Recognition, page 39

7. We note your customer loyalty program or MVP Rewards program began in FY 2009 and that you record an estimate of the obligation as current liability based on historical redemption and a corresponding amount is recorded as reduction to net sales in the period earned by customers. In that regard, tell us and disclose in more detail on how the program works. Explain to us how you reasonably determined that you have sufficient redemption history to estimate the liability in FY 2011 and FY 2010 in light of the program kickoff in FY 2009.

8. We note you began recognizing gift card breakage revenues based on historical redemption patterns and represents the balance of gift cards for which you believe the likelihood of redemption by the customer to be remote. In that regard, explain to us and disclose in more detail your accounting policy in recognizing the breakage revenues including how and when you determine their redemption to be remote. Explain to us why you state you did not have reliable historical data prior to FY 2010 and what new information arose that allowed you to begin recognizing the revenues in FY 2010 based on historical redemption patterns.

Item 9A. Controls and Procedures, page 50

(a) Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures, page 50

9. We note your disclosure that "[b]ased on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were designed and functioning effectively to provide reasonable assurance …" In that regard, explain to us exactly what "functioning effectively" mean in the context of whether the disclosure controls and procedures is effective or not effective as of January 29, 2011. Please revise by stating whether the disclosure controls and procedures are effective or not effective in future filings. Refer to Item 307 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241or me at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief